SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               Mirant Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    60467R100
                                  CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

      |X|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)


                               (Page 1 of 8 Pages)

----------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60467R100                   13G/A                    Page 2 of 8 Pages

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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Solus Alternative Asset Management LP
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF          (5)   SOLE VOTING POWER

SHARES                   N/A
                   -------------------------------------------------------------
BENEFICIALLY       (6)   SHARED VOTING POWER

OWNED BY                 8,500,000(1)
                   -------------------------------------------------------------
EACH               (7)   SOLE DISPOSITIVE POWER

REPORTING                N/A
                   -------------------------------------------------------------
PERSON WITH        (8)   SHARED DISPOSITIVE POWER

                         8,500,000(2)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,500,000(3)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                             |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.43%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      IA
--------------------------------------------------------------------------------

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(1) As of December 31, 2008, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 8,500,000 shares of Common Stock.

(2) See Footnote 1.

(3) See Footnote 1.

CUSIP No. 60467R100                    13G/A                   Page 3 of 8 Pages

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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Solus GP LLC
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF          (5)   SOLE VOTING POWER

SHARES                   N/A
                   -------------------------------------------------------------
BENEFICIALLY       (6)   SHARED VOTING POWER

OWNED BY                 8,500,000(4)
                   -------------------------------------------------------------
EACH               (7)   SOLE DISPOSITIVE POWER

REPORTING                N/A
                   -------------------------------------------------------------
PERSON WITH        (8)   SHARED DISPOSITIVE POWER

                         8,500,000(5)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,500,000(6)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                             |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.43%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      OO
--------------------------------------------------------------------------------


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(4) As of December 31, 2008, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 8,500,000 shares of Common Stock.

(5) See Footnote 4.

(6) See Footnote 4.

CUSIP No. 60467R100                    13G/A                   Page 4 of 8 Pages

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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Christopher Pucillo
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
NUMBER OF          (5)   SOLE VOTING POWER

SHARES                   N/A
                   -------------------------------------------------------------
BENEFICIALLY       (6)   SHARED VOTING POWER

OWNED BY                 8,500,000(7)
                   -------------------------------------------------------------
EACH               (7)   SOLE DISPOSITIVE POWER

REPORTING                N/A
                   -------------------------------------------------------------
PERSON WITH        (8)   SHARED DISPOSITIVE POWER

                         8,500,000(8)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,500,000(9)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                             |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.43%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      IN
--------------------------------------------------------------------------------

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(7) As of December 31, 2008, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 8,500,000 shares of Common Stock.

(8) See Footnote 7.

(9) See Footnote 7.

CUSIP No. 60467R100                   13G/A                    Page 5 of 8 Pages

Item 1(a).  Name of Issuer:  Mirant Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1155 Perimeter Center West, Suite 100, Atlanta, GA 30338

Item 2(a).  Name of Person Filing:

      This statement is filed by:

                  (i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the "SEC"), which serves as the investment manager (the "Investment Manager") to certain investment funds (the "Funds"), with respect to the shares of Common Stock (as defined in Item 2(d), below);

                  (ii) Solus GP, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock; and

                  (iii) Mr. Christopher Pucillo ("Mr. Pucillo"), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock.

                  The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            430 Park Avenue, 9th Floor, New York, NY 10022

Item 2(c).  Citizenship:  Delaware

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number:  60467R100

CUSIP No. 60467R100                       13G/A                Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under Section 15 of the Act,

            (b) |_| Bank as defined in Section 3(a)(6) of the Act,

            (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) |_| Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,

            (e) |X| Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

            (f) |_| Employee Benefit Plan or Endowment Fund in accordance with
                    13d-1 (b)(1)(ii)(F),

            (g) |_| Parent Holding Company or control person in accordance with
                    Rule 13d-1 (b)(1)(ii)(G),

            (h) |_| Savings Association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act,

            (i) |_| Church Plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act of 1940,

            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. |_|

Item 4.   Ownership.

      (a)   Amount beneficially owned: 8,500,000(10)

      (b)   Percent of class: 5.43%

      (c)   (i)   Sole power to vote or direct the vote: N/A

            (ii)  Shared power to vote or direct the vote: 8,500,000(11)

            (iii) Sole power to dispose or direct the disposition: N/A

            (iv)  Shared power to dispose or direct the disposition:
                  8,500,000(12)

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(10) As of December 31, 2008, the Reporting Persons had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 8,500,000 shares of Common Stock.

(11) See Footnote 10.

(12) See Footnote 10.

CUSIP No. 60467R100                      13G/A                 Page 7 of 8 Pages

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a "group" as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.     Ownership of Five Percent or Less of a Class.

      N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      As of December 31, 2008, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock. One such account, SOLA LTD, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      N/A

Item 8.     Identification and Classification of Members of the Group.

      N/A

Item 9.     Notice of Dissolution of Group.

     N/A

Item 10.    Certification.

      Each Reporting Person hereby makes the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60467R100                     13G/A                  Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: February 17, 2009


                                    By: /s/ Christopher Pucillo
                                        -----------------------
                                    Christopher Pucillo
                                    individually and as managing member of
                                    Solus GP LLC,
                                    for itself and as the general partner of
                                    Solus Alternative Asset Management LP